

November 17, 2009

Mr. Kevin M. Murphy
President and Chief Executive Officer
Black Hawk Exploration Inc.
1174 Manitou Drive NW, PO Box 363
Fox Island, WA 98333

   Re: Black Hawk Exploration Inc.
     Form 10-K/A2 for the Fiscal Year Ended August 31, 2008
     Filed November 5, 2009
     Form 10-Q/A2 for the Fiscal Quarter Ended November 30, 2008
     Filed November 5, 2009
     Form 10-Q/A2 for the Fiscal Quarter Ended February 28, 2009
     Filed November 5, 2009
     Form 10-Q/A1 for the Fiscal Quarter Ended May 31, 2009
     Filed November 5, 2009
     Response Letter Dated November 3, 2009
     File No. 000-51988

Dear Mr. Murphy:

  We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

        Sincerely,

        Christopher J. White
        Branch Chief